P&O

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

05009704

22 June 2005

82-2083

SUPPL

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 7/14

EMBARGO: NOT FOR RELEASE BEFORE 07.00 HOURS (UK TIME) ON WEDNESDAY, 22 JUNE 2005

P&O PRE-CLOSE PERIOD STATEMENT

P&O's Interim Results for the six month period to 30 June 2005 will be announced on 11 August. P&O will be providing analysts with an opportunity to meet senior management prior to the commencement of the close period.

It is anticipated that there will be no change in market expectations for the Group's pre-tax pre-exceptional profit for 2005. As previously announced, there will be a positive £11 million adjustment to allow for the impact of the adoption of International Financial Reporting Standards. Market expectations will also be subject to adjustment for the potential sale of P&O's 25% interest in Royal P&O Nedlloyd.

The key points which will be discussed are:

- **Ports** – there is no change in the expected result for the current year. The trends reported in the Q1 trading update have continued, with strong growth in China and India being offset by slower growth in the UK and Australia. Full year organic volume growth is now expected to be 8-9%. Improvements in average revenue per unit are leading to operating profit growth exceeding organic volume growth and this is expected to be the case for both the first half and the full year;
- **Ferries** – there is no change in the expected result for the current year, despite higher fuel costs. The lack of berthing capacity at Calais has led to approximately 14% of sailings on the Dover-Calais route being lost in the first half but operations are now back to normal. Across the business as a whole, trading has been as expected. On continuing routes, freight volumes are consistent with the previous year, despite the reduced capacity on the short sea, and rates have been stable. Tourist carryings, and as a consequence on-board spend, are lower but rates were slightly improved. The

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

implementation of the fundamental business review has gone well. With the benefits of the business review expected to come through as the year progresses, and taking into account the Calais berthing problems, it is expected that two thirds of the anticipated profit improvement for 2005 over 2004 will occur in the second half of the year;

- **Property** – P&O remains on track to meet its 2005 net property sales target of £325 million (see note (1)). To date, net property sales of approximately £250 million have been completed; and
- **International Financial Reporting Standards (IFRS)** – full details of the adoption of IFRS were announced on 15 June and can be found on the website at www.pogroup.com within the 'Investor' section. Restated comparatives by division for the first half of 2004 are provided in note (2) below.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Notes to editors:

1. The Hanseatic Trade Center ('HTC') property was sold earlier in 2005 and under IFRS the total proceeds of approximately €200 million (£140 million) contribute towards the Group's property target. Previously only 47.5% of the proceeds were included and hence the 2005 property sales target has been increased from £250 million to £325 million. For further details refer to the announcement on 15 June 2005 regarding the adoption of IFRS.